Mail Stop 4561

September 5, 2007

Edward H. Blankenship
Senior Vice President of Finance
   and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, AL 35805

> **Re:    Avocent Corporation**
> **Forms 8-K filed January 25, 2007, March 1, 2007, and April 18, 2007**
> **File No. 000-30575**

Dear Mr. Blankenship:

We have reviewed your response letter dated August 3, 2007 and the above referenced filings and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed January 25, 2007, March 1, 2007, and April 18, 2007

1.    Notwithstanding your revisions proposed in your response to address the concerns that the presentation creates an impression that these statements were prepared under a comprehensive set of accounting rules, we believe that the revised presentation of the non-GAAP information still creates an overall unwarranted impression to the investment community. That is, we believe that the presentation of the non-GAAP information in an income statement format causes this impression; therefore, we believe it should be removed. We remind you that as a substitute for this presentation format, you may consider presenting only

individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,


Stephen Krikorian
Accounting Branch Chief